Final Term Sheet

June 20, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-173760

TIME WARNER CABLE INC.

£650,000,000

5.250% Notes Due 2042

FINAL TERM SHEET

Dated: June 20, 2012

Issuer:	Time Warner Cable Inc. (the “Issuer”)

Guarantors:	Time Warner Entertainment Company, L.P. and TW NY Cable Holding Inc.

Security:	5.250% Notes Due 2042

Principal Amount:	£650,000,000

Maturity:	July 15, 2042

Coupon (Interest Rate):	5.250% per annum, computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the date from which interest begins to accrue for the period (or from June 27, 2012 if no interest has been paid on the Securities), to but excluding the next scheduled interest payment date. If the scheduled interest payment date is not a business day, then interest will be paid on the first business day following the scheduled interest payment date. Interest periods are unadjusted. The day count convention is ACTUAL/ACTUAL (ICMA).

Pricing Benchmark:	UK Gilt 4.500% due December 7, 2042

UK Gilt Spot (Yield):	128-61 (3.051%)

Spread to Benchmark:	+220 basis points

Yield to Maturity (s.a.):	5.251%

Interest Payment Date:	July 15 of each year, beginning on July 15, 2013

Redemption Provisions

Make-Whole Call:

Greater of (i) 100% or (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on an annual basis (actual/actual (ICMA)) at the Comparable Government Bond Rate plus 55 basis points plus, in either case, accrued and unpaid interest thereon to, but not including, the date of redemption.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the Securities, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Issuer.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Issuer, a United Kingdom government bond whose maturity is closest to the maturity of the Securities, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other United
Kingdom government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, United Kingdom government bonds selected by such independent investment bank, determine to be appropriate for determining the Comparable Government Bond Rate.

“Remaining Scheduled Payments” means, with respect to each Security to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Security, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

Price to Public:	98.956%

Settlement Date:	June 27, 2012

Trade Date:	June 20, 2012

Currency of Payment:	All payments of interest and principal, including any payments made upon any redemption of the Securities, will be made in Sterling, or, if the United Kingdom adopts euro as its lawful currency, in euro. If Sterling or, in the event the Securities are redenominated into euro, euro is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control, then all payments in respect of the Securities will be made in U.S. dollars until Sterling or euro, as the case may be, is again available to the Issuer or so used.

Additional Amounts:	The Issuer will, subject to certain exceptions and limitations, pay additional amounts on the Securities as are necessary in order that the net payment by the Issuer or a paying agent of the principal of and interest on the Securities to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States will not be less than the amount provided in the Securities to be then due and payable.

Redemption for Tax Reasons:	The Issuer may offer to redeem all, but not less than all, of the Securities in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the Securities to, but not including, the date fixed for redemption.

Listing:	The Issuer intends to apply to list the Securities on the NYSE.

Issuer Senior Long- Term Debt Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Rating Services BBB by Fitch, Inc.

Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch The Royal Bank of Scotland plc Lloyds TSB Bank plc UBS Limited

CUSIP / ISIN Number/ Common Code:	88732JBC1 / XS0798491113 / 079849111

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Commission Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free Barclays Bank PLC at 1-888-603-5847, Deutsche Bank AG, London Branch at 1-800-503-4611 or The Royal Bank of Scotland plc at 1-866-884-2071.